UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No.__)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

OATLY GROUP AB

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Sweden

(Jurisdiction of Subject Company’s Incorporation or Organization)

Oatly Group AB

(Name of Person(s) Furnishing Form)

Ordinary Shares, par value $0.00018 per share

(Title of Class of Subject Securities)

67421J108

(CUSIP Number of Class of Securities (if applicable))

Oatly Inc.

2275 Bridge Street

Building 209, Suite 200

Philadelphia, PA 19137

(866) 704-0391

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 18, 2024

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

The following documents are attached as exhibits to this Form CB:

Exhibit No.	Name of Exhibit

99.1	Offer to Exchange Outstanding Options for Restricted Share Units (the “Offer to Exchange”)

99.2	Offer to Exchange Election Form

Item 2. Informational Legends.

Not applicable.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

On the date hereof, Oatly Group AB is submitting to the Securities and Exchange Commission an appointment of agent for service of process and undertaking on Form F-X, dated June 18, 2024.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2024

Oatly Group AB

By:	/s/ Jean-Christophe Flatin
Name:	Jean-Christophe Flatin
Title:	Chief Executive Officer